Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on

October 9, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PING AN BIOMEDICAL CO., LTD.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	5600	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong
+852 3915 2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq.

Loeb & Loeb LLP

2206-19 Jardine House

1 Connaught Road Central

Hong Kong SAR

Telephone: +852-3923-1111

Facsimile: +852-3923-1100

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.	☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.	☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated October [*], 2026

PING AN BIOMEDICAL CO., LTD.

$300,000,000

Class A Ordinary Shares

Warrants

Share Purchase Contracts

Share Purchase Units

Units

Rights

From time to time, we may offer, issue and sell up to US$300,000,000 of any combination of the securities described in this prospectus in one or more offerings. We may also offer securities as may be issuable upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder, including any applicable antidilution provisions.

This prospectus provides a general description of the securities we may offer. Each time we offer securities, we will provide specific terms of the securities offered in a supplement to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference, before you invest in any of the securities being offered.

This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. The prospectus supplement or any related free writing prospectus may also add to, update, supplement or clarify information contained in this prospectus.

As of the date of this prospectus, our Controlling Shareholder, through Inspiretech Ltd, hold approximately 91.56% of the total voting power of the Company. Because more than 50% of the voting power of the Company is held by a single entity, we are a controlled company under the Nasdaq Capital Market corporate governance rules. As a result, our Controlling Shareholder can control the outcome of matters submitted to the shareholders for approval. Additionally, we may elect to take advantage of certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Implications of Being a Controlled Company.”

Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Class A Ordinary Shares in any 12-month period so long as the aggregate market value of our outstanding Class A Ordinary Shares held by non-affiliates remains below $75,000,000. The aggregate market value of our outstanding Class A Ordinary Shares held by non-affiliates is approximately $6,851,487 based on the closing price of $0.1149 per Class A ordinary share on October 8, 2026 and 59.63 million Class A Ordinary Shares held by non-affiliates. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PASW.” The applicable prospectus supplement will contain information, where applicable, as to other listings, if any, on the Nasdaq Capital Market or other securities exchange of the securities covered by the prospectus supplement.

Investing in the shares involves risks. See section titled “Risk Factors” on page 12 of this prospectus.

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through New Brand Cashmere Products Co., Ltd (“New Brand”), our operating company in People’s Republic of China (the “PRC” or “China”). This is an offering of the Resale Shares of Ping An Biomedical Co., Ltd., the holding company in the Cayman Islands, instead of the shares of New Brand. References to the “Company”, “we”, “us”, and “our” in the prospectus are to Ping An Biomedical Co., Ltd., the Cayman Island entity that will issue the Resale Shares being offered. References to “New Brand” are to the PRC entity operating the business and generating all the revenue and profit stated in the consolidated financial statements of the Company. The Company’s ownership interest in New Brand is held through intermediate companies in BVI and Hong Kong. Investors in the Resale Shares should be aware that they may never hold equity interests in the Chinese operating company directly. Investors are purchasing equity solely in Ping An Biomedical Co., Ltd., our Cayman Islands holding company, which indirectly owns equity interests in the Chinese operating company. Because of our corporate structure, we as well as our investors are subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in China and/or the value of our Class A Ordinary Shares, which could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 12 of the Annual Report.

There are legal and operational risks associated with being based in and having the majority of our operations in China. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCA Act”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, WWC, P.C., the independent registered public accounting firm that issued the audit report incorporated by reference into this prospectus, is a PCAOB-registered public accounting firm headquartered in San Mateo, California. Our auditor is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. As of the date of this prospectus, our auditor has not been subject to PCAOB’s determinations and our offering has not been affected by the HFCA Act and related regulations. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our audit works in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our Class A Ordinary Shares may be prohibited under the HFCA Act. On August 26, 2022, the PCAOB signed the Statement of Protocol (“SOP”) Agreements with the CSRC and China’s Ministry of Finance. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors — Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on page 12 of the Annual Report.

The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. As confirmed by our PRC counsel, JunZeJun Law Offices, to the best of their knowledge after due inquiry and as confirmed by the Company, as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) all the customers and suppliers of New Brand are enterprises, (iii) we and our PRC subsidiary have possessed substantially less than one million users of personal information in our business operations, (iv) we and our PRC subsidiary are not recognized as “operators of critical information infrastructure” by any authentic authority, (v) we and our PRC subsidiary have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Additionally, on September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level. Since the Data Security Regulations is newly promulgated, there remains uncertainty as to how it will be implemented and interpreted by the competent authorities and whether the PRC regulatory agencies, including the CAC, will adopt new laws, regulations, rules, or detailed implementation and interpretation related to security assessment. We cannot predict the impact of the Data Security Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the implementation and interpretation of the Data Security Regulations. If any new laws, regulations, rules, or implementation and interpretation mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings, including this offering. See “Item 3. Key Information—D. Risk Factors — In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.” on page 12 of the Annual Report.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC (collectively, the “Guidance Rules and Notice”). Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. After obtaining approval from the CSRC and before the overseas offering and listing, the companies that have a major change to the main business or business license qualification, the right of control or equity structure, or the offering and listing plan shall promptly report to the CSRC and update the filing materials within three working days of the occurrence of the relevant matters. Where a change of control occurs after the completion of an overseas offering and listing, the companies shall report the relevant particulars to the CSRC within three working days from the date of the occurrence and public announcement of such change of control.

Based on the advice of our PRC counsel, ANLI Partners Law Offices, LLP (Tianjin), based on its understanding of the relevant PRC laws and regulations as of the date of this prospectus, if the Resale Shares result in a change of control of the Company, the Company shall report the relevant particulars to the CSRC within three working days from the date of the occurrence and public announcement of such change of control. However, we cannot assure you that the CSRC would reach the same conclusion as our PRC counsel does. If it is determined that we were required to submit other reports or filings to the CSRC within three working days after its completion and we fail to complete such reporting or filing procedures, we may face investigation and penalties by the CSRC or other PRC regulatory agencies for our failure to obtain or delay in obtaining CSRC approval for this offering, which may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Due to recent regulatory developments in China, certain PRC government agencies may exert more oversight and control over listing and offerings that are conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline. The record-filing of the CSRC may be required in connection with this offering and our future capital raising activities according to applicable laws and regulations, and, if required, we cannot assure you that we will be able to obtain such approval or complete such record-filing, in which case we may face regulatory sanctions for failure to comply with relevant requirements for this offering and our future capital raising activities.”

If we (i) are required to complete filings with the CSRC in connection with this offering and do not complete such filings, or (ii) applicable laws, regulations, or interpretations change and require us to declare to the Office of Cybersecurity Review for cybersecurity review or obtain other permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Resale Shares. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We conduct substantially all of our operations in China through our PRC subsidiary New Brand. Accordingly, substantially all our cash and assets are denominated in Renminbi, the legal currency of China (“RMB”). We have in the past converted RMB into Hong Kong Dollars, the legal currency of Hong Kong (“HKD”) for the purpose of making dividend payments from New Brand to Multi Ridge (Asia) Limited, our Hong Kong subsidiary and the direct holding company of New Brand (“Multi Ridge”), which have been settled in full. New Brand is our sole operating subsidiary located in the PRC, and the other subsidiaries are intermediate holding companies with no operations of their own. Cash generated from New Brand has not been used to fund the operation of Multi Ridge and Nifty Holdings Limited (“Nifty”), our subsidiary formed under the laws of the British Virgin Islands (the “BVI”). As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in mainland China or Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See also “Item 3. Key Information—D. Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our PRC subsidiary” on page 12 of the Annual Report.

Cash is transferred through our organization in the following manner: (i) funds are transferred to New Brand from the Company through its BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by New Brand to the Company through its Hong Kong and BVI subsidiaries.

During the years ended September 30, 2025 and 2024, the only transfer of assets among the Company and its subsidiaries consisted of cash. As required under the PRC Enterprise Income Tax Law, the dividends paid by New Brand to Multi Ridge were subject to a withholding tax rate of 10%. On June 19, 2024, Nifty Holdings Limited declared and paid dividends in the amount of HK$348,000 to the Company (formerly known as Majestic Ideal Holdings Limited). On June 19, 2024, Majestic Ideal Holdings Limited declared and paid dividends in the amount of HK$348,000 to certain shareholders. No dividend payout during year ended September 30, 2025. We do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our PRC operating subsidiary, New Brand, through intermediate holding companies.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and as such are eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

We may sell these securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2026.

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We are responsible for the information contained and incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this documentation are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. Neither the delivery of this prospectus or any accompanying prospectus supplement, nor any sale of securities made under these documents, will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, any accompanying prospectus supplement or any free writing prospectus we may provide you in connection with an offering or that the information contained or incorporated by reference is correct as of any time subsequent to the date of such information. You should assume that the information in this prospectus or any accompanying prospectus supplement, as well as the information incorporated by reference in this prospectus or any accompanying prospectus supplement, is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell Class A Ordinary Shares, preferred shares, warrants to purchase Class A Ordinary Shares or preferred shares or any combination of the foregoing, either individually or as units comprised of one or more of the other securities, in one or more offerings up to a total dollar amount of US$300,000,000. We have provided you in this prospectus a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will, to the extent required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this prospectus or in any documents that we have incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement or any related free writing prospectus, you should rely on the information in the prospectus supplement or the related free writing prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document filed after the date of this prospectus and incorporated by reference into this prospectus or any prospectus supplement or any related free writing prospectus – the statement in the document having the later date modifies or supersedes the earlier statement.

We have not authorized any dealer, agent or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or an accompanying prospectus supplement, or any related free writing prospectus that we may authorize to be provided to you. This prospectus and the accompanying prospectus supplement, if any, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered or securities are sold on a later date.

As permitted by SEC rules and regulations, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at its website or at its offices described below under “Where You Can Find More Information.”

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Conventions That Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Controlling Shareholder” refers to Pijun Liu, Chairman of the Board of Directors, Director and Chief Executive Officer, who own 91.56% of the total voting power of our Company, through 100% shareholding of Inspiretech Ltd;

●	“China” or the “PRC” refers to the mainland of the People’s Republic of China and Hong Kong for purposes of this prospectus only;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Ping An” refer to Ping An Biomedical Co., Ltd., a Cayman Islands exempted company with operations conducted through its PRC subsidiary New Brand. References to the “Group” refer to Ping An and its subsidiaries.

●	“Class A Ordinary Shares” refers to the class A ordinary shares of Ping An Biomedical Co., Ltd., par value US$0.0000625 per share, each carrying one vote on a poll;

●	“Class B Ordinary Shares” refers to the class B ordinary shares of Ping An Biomedical Co., Ltd., par value US$0.0000625 per share each carrying one hundred votes on a poll.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC and is our functional and reporting currency;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“Multi Ridge” refers to Multi Ridge (Asia) Limited, our Hong Kong subsidiary and the direct holding company of New Brand.

●	“New Brand” refers to New Brand Cashmere Products Co., Ltd., our PRC subsidiary and key operating company.

●	“Nifty” refers to Nifty Holdings Limited, our wholly owned BVI subsidiary and intermediate holding company.

●	“SCM” refers to supply chain management.

Our functional and reporting currency is RMB. Our consolidated financial statements are presented in RMB. We use RMB as the reporting currency in our consolidated financial statements and in this prospectus. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.1190, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate. The equity accounts were stated at their historical rate. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in this prospectus and in the applicable prospectus supplement and any free writing prospectus we may authorize for use in connection with a specific offering. These factors and the other cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider before investing in our securities. You should carefully read the prospectus, the information incorporated by reference and the registration statement of which this prospectus is a part in their entirety before investing in our securities, including the information discussed under “Risk Factors” in this prospectus and the documents incorporated by reference and our financial statements and related notes that are incorporated by reference in this prospectus.

Overview

We are a provider of SCM services in the apparel industry delivering one-stop solution to our customers for a broad range of yarn products, textiles and finished garments. We conduct our operations through our PRC subsidiary New Brand, which is headquartered in Hong Kong. Our service offerings encompass every key aspect of the supply chain of these products: market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. Through our integrated capabilities, we provide end-to-end supply chain solutions that are tailored to meet our customers’ unique needs.

Apparel products handled by us mainly comprise of yarn products and finished garments. Our customers span across different stages of the apparel supply chain, including brand owners, textile manufacturers, apparel sourcing agents and online fashion and garment retailers. We seek to deliver services that are complementary to our customers’ in-house supply chain, so that they can focus on their core strengths to respond timely to the fast-evolving trends in the apparel industry, especially when time-to-market and cost have become sources of competitive advantage in China apparel market. We believe our customers value us for our integrated capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing market.

We rely on raw material vendors, contract manufacturers and logistics service providers to produce and deliver customized apparel products to destinations designated by our customers. Our value is premised on our capability of building and managing a supply chain tailored to the budgets, design specifications and manufacturing techniques specified by our customers within a tight time frame, so that they can devote their resources to other activities, such as product pricing, marketing and distribution.

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Our Competitive Strengths

We believe our main competitive strengths are as follows:

●	Vertically integrated, one-stop apparel SCM services;

●	We work with a diverse range of quality suppliers to address different customer demands

●	We are capable of turning a design concept into finished garments under a short lead time; and

●	Our management members have deep industry knowledge and proven track records

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

●	Broaden our customer base and strengthen customer relationships;

●	Maintain a quality supplier base and develop strategic supplier relationships;

●	Enhance the quality of apparel products and the efficiency of production; and

●	Integrate sustainability into product sourcing and environmental marketing.

Our Corporate Structure and History

The following diagram illustrates the ownership structure of the Company after giving effect to this offering:

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Entity Name	Background	Ownership
Ping An Biomedical Co., Ltd. (the Registrant)	Incorporated on November 3, 2021 as a Cayman Islands exempted company and holding company	N/A
Nifty Holdings Limited (“Nifty”)	Incorporated on November 23, 2021 as a British Virgin Islands company with share capital of US$100	100% owned by Ping An Biomedical Co., Ltd.
Multi Ridge (Asia) Limited (“Multi Ridge”)	Incorporated on October 11, 2013 as a Hong Kong company with share capital of US$100	100% owned by Nifty Holdings Limited
New Brand Cashmere Products Co., Ltd. (“New Brand”)	Established on February 14, 2014 as a PRC limited liability company with registered capital of RMB 8,000,000 and engaged in apparel SCM services	100% owned by Multi Ridge (Asia) Limited
Pingyuan Anjian Biomedical (Hainan) Co., Ltd.	Incorporated on August 27, 2025 as a PRC limited liability company with registered capital of RMB 3,000,000 and engaged in pharmaceutical production related business	100% owned by Multi Ridge (Asia) Limited

We are the knitwear business of a group of companies founded in the 1980s.

Our business was launched in 2013 through Multi Ridge, a Hong Kong company. In 2014, Multi Ridge established New Brand as its wholly owned subsidiary in the PRC. Since its establishment, New Brand has focused on providing apparel SCM services in China.

The Company was incorporated on November 3, 2021 as the holding company under the laws of Cayman Islands. Shortly after its incorporation, the Company incorporated Nifty Holdings Limited (“Nifty”), a British Virgin Islands company, as its wholly-owned subsidiary. The Company acquired, through Nifty, all the shares in Multi Ridge; in consideration thereof, issued 10,351,125 Shares to Action Holdings Limited, a British Virgin Islands company, as part of the reorganization in contemplation of the proposed listing of the Company. On the same day, the Company issued 561,375 Shares to Ms. Lok Yi Lui Jeanne and 337,500 Shares to Mr. Kim Sun Chan, respectively, individuals with no affiliation with the Company.

On November 10, 2023, Action Holdings Limited transferred 650,000 shares and 600,000 shares to Sonic Motion Limited, a British Virgin Islands Company, and Sonic Flash Limited, a British Virgin Islands Company, respectively, following.

In July 2025, the Company completed its IPO and began trading on the Nasdaq under the symbol “MJID.”

In September 2025, the shareholders of Ping An Biomedical Co., Ltd., formerly known as Majestic Ideal Holdings Ltd, held an extraordinary general meeting on September 12, 2025, where a proposal to change the Company’s name from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” was approved. The Company began trading on the Nasdaq under the symbol “PASW”.

On February 9, 2026, Ping An Biomedical Co., Ltd., a Cayman Islands exempted company (the “Company”) entered into securities purchase agreements with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “Private Placement”), an aggregate of 100,000,000 ordinary shares, par value $0.0000625 per share, at a purchase price of $0.04 per ordinary share for an aggregate purchase price of $4,000,000.

We use our website (newbrandcashmere.com.) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings and can be found at http://www.sec.gov.

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Corporate Information

Our principal office is 22/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. The telephone number of our principal office is +852 3915 2600. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is newbrandcashmere.com. Information contained on our website does not constitute part of this prospectus.

Transfers of Cash To and From Our Subsidiaries

Transfers of Cash To and From Our Subsidiaries

Cash is transferred through our organization in the following manner: (i) funds are transferred to New Brand, our key operating entity in the PRC, from the Company as needed through its BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by New Brand to the Company through its Hong Kong and BVI subsidiaries.

We do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our PRC operating subsidiary, New Brand, through intermediate holding companies. See “Dividend Policy” and “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our PRC subsidiary” for further information.

During the years ended September 30, 2025 and 2024, the only transfer of assets among the Company and its subsidiaries consisted of cash. As required under the PRC Enterprise Income Tax Law, the dividends paid by New Brand to Multi Ridge were subject to a statutory withholding tax rate of 10% absent the application of a tax treaty. If Multi Ridge satisfies the "beneficial owner" requirements and other applicable requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, such rate may be reduced to 5%. On June 19, 2024, 2023, Majestic Ideal Holdings Limited declared and paid dividends in the amount of HK$348,000 to certain shareholders. No dividend payout during year ended September 30, 2025. We do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future.

Under the laws of Cayman Islands, the Company is permitted to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amounts of the funds, provided that such funding is in the best interest of the Company. Subject to the Cayman Companies Act (as amended) and our second amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay its debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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New Brand’s sole shareholder is Multi Ridge, a Hong Kong company. Under Hong Kong law, if Multi Ridge were able to declare dividends, such dividends could only be paid by Multi Ridge out of its distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Current PRC regulations permit our PRC subsidiary, New Brand, to pay dividends to Multi Ridge only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. New Brand is required to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of its registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Furthermore, the transfer of funds from Multi Ridge to New Brand, either as an increase in registered capital or a shareholder loan, is subject to approval by registration or filing with relevant Chinese authorities. Capital contributions to our PRC subsidiary are subject to registration with the State Administration for Market Regulation, or the SAMR, information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan with a term of more than one year procured by our PRC subsidiary is required to be filed for review and registration with the National Development and Reform Commission in accordance with the Administrative Measures for the Review and Registration of Medium- and Long-Term Foreign Debt of Enterprises; and short-term foreign debt (with a term of one year or less) shall be registered with the State Administration of Foreign Exchange in accordance with the relevant foreign exchange administration regulations, and (b) our PRC subsidiary may not procure loans exceeding a statutory upper limit which considers our total investment in projects approved by the verifying departments and registered capital. Any loans provided by us to our PRC subsidiary with a term exceeding one year must be recorded and registered with the NDRC or its local branches.

Pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the State Administration for Foreign Exchange (the “SAFE”). The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in China, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may adjust its foreign exchange administration policies in light of the international balance of payments. Therefore, we may be required to complete the corresponding administrative procedures in order to obtain and remit foreign currency through our PRC subsidiary for the payment of dividends. Furthermore, if our PRC subsidiary, New Brand incurs debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments. If the Company or its subsidiaries are unable to receive cash derived from the profits generated by our operations in China, we may be unable to pay dividends on our Class A Ordinary Shares. See also “Risk Factors — Risk Related to Doing Business in China — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our PRC subsidiary” and “Risk Factors—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits” for further information.

Regulatory Approval of the PRC

Permission Required from Hong Kong Authorities

Hong Kong is a special administration region of China, having its own administrative and legal system that is independent from mainland China, and as a result, has its own distinct rules and regulation. Multi Ridge is an intermediate holding company in Hong Kong with no operation of its own. We have been advised by Loeb & Loeb LLP, our Hong Kong legal counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we, including Multi Ridge, have received all requisite permissions or approvals from the Hong Kong authorities to operate our business, including but not limited to obtaining a relevant certificate of incorporation, and that we, including Multi Ridge are not required to obtain any permission or approval from Hong Kong authorities to offer the Class A Ordinary Shares to foreign investors. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Multi Ridge, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant permissions or approvals were not required, or (iii) are required to obtain such permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

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Permission Required from PRC Authorities

In recent years, China has continuously improved its regulatory regime for overseas securities offering and listing, and the relevant regulatory requirements may continue to be adjusted. As confirmed by our PRC counsel, ANLI Partners Law Offices, LLP (Tianjin), to the best of their knowledge after due inquiry and as confirmed by the Company, as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) all the customers and suppliers of New Brand are enterprises, (iii) we and our PRC subsidiary have possessed substantially less than one million users of personal information in our business operations, (iv) we and our PRC subsidiary are not recognized as “operators of critical information infrastructure” by any authentic authority, (v) we and our PRC subsidiary have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Additionally, on September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level. Since the Data Security Regulations is newly promulgated, there remains uncertainty as to how it will be implemented and interpreted by the competent authorities and whether the PRC regulatory agencies, including the CAC, will adopt new laws, regulations, rules, or detailed implementation and interpretation related to security assessment. We cannot predict the impact of the Data Security Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the implementation and interpretation of the Data Security Regulations. If any new laws, regulations, rules, or implementation and interpretation mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings, including this offering. See “Risk Factors — In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.” For further information.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. After obtaining approval from the CSRC and before the overseas offering and listing, the companies that have a major change to the main business or business license qualification, the right of control or equity structure, or the offering and listing plan shall promptly report to the CSRC and update the filing materials within three working days of the occurrence of the relevant matters.

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Based on the advice of our PRC counsel, ANLI Partners Law Offices, LLP (Tianjin), based on its understanding of the relevant PRC laws and regulations as of the date of this prospectus, if the Offering Shares result in a change of control of the Company, the Company shall report the relevant particulars to the CSRC within three working days from the date of the occurrence and public announcement of such change of control. However, we cannot assure you that the CSRC would reach the same conclusion as our PRC counsel does. If it is determined that we were required to submit other reports or filings to the CSRC within three working days after its completion and we fail to complete such reporting or filing procedures, we may face investigation and penalties by the CSRC or other PRC regulatory agencies for our failure to obtain or delay in obtaining CSRC approval for this offering, which may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Due to recent regulatory developments in China, certain PRC government agencies may exert more oversight and control over listing and offerings that are conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline. The record-filing of the CSRC may be required in connection with this offering and our future capital raising activities according to applicable laws and regulations, and, if required, we cannot assure you that we will be able to obtain such approval or complete such record-filing, in which case we may face regulatory sanctions for failure to comply with relevant requirements for this offering and our future capital raising activities.”

If we (i) are required to complete filings with the CSRC in connection with this offering and do not complete such filings, or (ii) applicable laws, regulations, or interpretations change and require us to declare to the Office of Cybersecurity Review for cybersecurity review or obtain other permissions or approvals in the future, we may be subject to corresponding legal liabilities. Under applicable laws and regulations, such regulatory agencies shall have the authority to take corresponding measures within the scope of their regulatory powers, including imposing fines, requiring rectification within a specified period, or, under certain circumstances, taking necessary regulatory measures with respect to relevant business activities. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. If the CSRC, the CAC or other PRC regulatory agencies take regulatory actions with respect to this offering in accordance with applicable laws, this offering may be suspended before the settlement and delivery of our Class A Ordinary Shares. Regulatory actions taken by the PRC government in accordance with applicable laws could affect our operations in the PRC and our ability to offer or continue to offer securities to investors, and could have an adverse effect on the value of such securities.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provides that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Guidance for Application of Regulatory Rules—Overseas Offering and Listing No. 1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction.

On March 12, 2025, we completed the filing procedures with the CSRC in connection with the Business Combination, as required by the Overseas Listing Trial Measures for the listing of our securities on Nasdaq. On July 17, 2025, the Company further submitted the report on overseas listing to the CSRC in connection with the Business Combination. As of the date of this prospectus, we have not been notified of any further inquiries or comments from the CSRC in this regard. If the Resale Shares result in a change of control of the Company, the Company shall report the relevant particulars to the CSRC within three working days from the date of the occurrence and public announcement of such change of control. If we violate or are deemed to have violated any current or future rules or regulations, we may be subject to corresponding legal liabilities. Under applicable laws and regulations, regulatory agencies in China shall have the authority to take corresponding measures within the scope of their regulatory powers, including imposing fines, requiring rectification within a specified period, or, under certain circumstances, taking necessary regulatory measures with respect to relevant business activities. Such measures could have a material adverse effect on our business, financial condition and results of operations, as well as the trading price of our Class A Ordinary Shares. See “Risk Factors-Risks Related to Doing Business in China-Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.” For further information.

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Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	the ability to include only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards.

We elect to take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this Offering or such earlier time that we are no longer an emerging growth company.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the Class A Ordinary Shares less attractive because we may rely on these exemptions. The result may be a less active trading market for the Class A Ordinary Shares, and the price of the Class A Ordinary Shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this Offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Foreign Private Issuer

Upon consummation of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring domestic filers to issue consolidated financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

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Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed Cogency Global Inc as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our service agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

BGA Law (Cayman) Limited, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

BGA Law (Cayman) Limited has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a foreign money judgment obtained in a foreign court of competent jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) is final and conclusive; (iii) is either for a liquidated sum not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and (iv) is not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

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Name	Positions	Nationality	Residence
Pijun Liu	Chairman of the Board of Directors, Director and Chief Executive Officer	China	Hebei, China
Hongli Yang	Chief Financial Officer	China	Beijing, China
Qingxian Liu	Independent DIrector	China	Beijing, China
Jifeng Gao	Independent DIrector	China	Heilongjiang, China
Xianzhi Liu	Independent DIrector	China	Zhejiang, China

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

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Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions.

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RISK FACTORS

An investment in our securities involves a high degree of risk. We operate in a highly competitive environment in which there are numerous factors which can influence our business, financial position or results of operations and which can also cause the market value of our Class A Ordinary Shares to decline. Many of these factors are beyond our control and therefore are difficult to predict. Prior to making a decision about investing in our securities, you should carefully consider the risk factors discussed in the section entitled “Risk Factors” contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed with the SEC on January 30, 2026, and in any applicable prospectus supplement and our other filings with the SEC and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus or any applicable prospectus supplement. If any of the risks or uncertainties described in our SEC filings or any prospectus supplement or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Relating to Our Class A Ordinary Shares

We have received a minimum bid price deficiency notice from Nasdaq and may be delisted if we fail to regain compliance, which would materially harm our shareholders and our business.

On November 24, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market notifying us that based on the closing bid price of our Class A Ordinary Shares for the period from October 10, 2025 to November 20, 2025, we no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided us with a 180 calendar days compliance period, or until May 25, 2026, in which to regain compliance with Nasdaq continued listing requirements. Although we will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that we will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

If we are unable to regain compliance with the minimum bid price requirement, our Class A Ordinary Shares may be delisted from Nasdaq. Delisting would have significant adverse consequences for our shareholders, including reduced liquidity, decreased market price for our Class A Ordinary Shares, limited ability to issue additional Class A Ordinary Shares or obtain additional financing in the future, and reduced analyst and investor interest in our company. Additionally, delisting could harm our reputation with customers, suppliers, and business partners, and could make it more difficult to attract and retain qualified employees and management.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A Ordinary Shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

Given that we are currently subject to a minimum bid price deficiency notice, if the price of our Class A Ordinary Shares deteriorates further and falls to $0.10 or less for 10 consecutive trading days after January 19, 2026, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our Class A Ordinary Shares.

We may need to effect a share consolidation to regain compliance with Nasdaq’s minimum bid price requirement, which could adversely affect the market price and liquidity of our Class A Ordinary Shares.

In the event that we do not regain compliance in the compliance period, we may be eligible for an additional 180 calendar days, should we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and we are able to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a share consolidation, if necessary. A share consolidation could adversely affect the market price and liquidity of our Class A Ordinary Shares. Following a share consolidation, the per-share price of our Class A Ordinary Shares may not increase proportionately to the reduction in the number of shares outstanding, resulting in a decrease in our overall market capitalization. The reduced number of shares outstanding could reduce trading liquidity and result in wider bid-ask spreads. Additionally, some investors may perceive a share consolidation negatively, and some institutional investors may have policies against investing in lower-priced stocks even after a share consolidation, which could reduce investor interest in our Class A Ordinary Shares.

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Our Class A Ordinary Shares have experienced volatility, and there can be no assurance that an active or liquid trading market for our Class A Ordinary Shares will be sustained.

The closing bid price of our Class A Ordinary Shares fell below the $1 minimum bid price requirement for the period from October 10, 2025 to November 20, 2025. The trading price of our Class A Ordinary Shares has been and may continue to be volatile and could be subject to fluctuations in response to various factors, many of which are beyond our control. An inactive or illiquid market for our Class A Ordinary Shares may also result from limited analyst coverage, reduced institutional investor interest, adverse publicity, or general market and economic conditions. The market price of our Class A Ordinary Shares may not reflect our actual or perceived value, and investors may not be able to sell their shares at or above the price they paid for them, or at all.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Given that we are currently subject to a minimum bid price deficiency notice and our Class A Ordinary Shares have experienced price volatility, there is a risk that our market value could fall below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

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CAPITALIZATION AND INDEBTEDNESS

Our capitalization will be set forth in the applicable prospectus supplement or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated by reference into this prospectus.

DILUTION

If required, we will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities in an offering under this prospectus:

●	the net tangible book value per share of our equity securities before and after the offering;

●	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

●	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of securities we offer as indicated in the applicable prospectus supplement, information incorporated by reference, or free writing prospectus.

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DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	the Companies Act (2026 Revision) of the Cayman Islands, as amended from time to time, which is referred to as the “Companies Act” below; and

●	Common law of the Cayman Islands.

Our authorized share capital is US$312,500 divided into 4,900,000,000 Class A Ordinary Shares of par value US$0.0000625 each and 100,000,000 Class B Ordinary Shares of par value US$0.0000625 each. As of the date of this prospectus, 112,867,000 Class A Ordinary Shares and 12,250,000 Class B Ordinary Shares are issued and outstanding.

All issued Ordinary Shares are validly issued, fully paid and non-assessable. The Ordinary Shares do not carry pre-emptive rights under the Articles. The Company may issue redeemable shares and may purchase or redeem its own shares in accordance with the Companies Act and the Articles.

We have included summaries of certain material provisions of our second amended and restated memorandum and articles of association (the “Memorandum” and “Articles,” respectively) and the Cayman Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to our Annual Report on Form 20-F and the registration statement of which this prospectus forms a part.

Memorandum and Articles of Association

Our Memorandum and Articles provide that the liability of members of our Company is limited and that the objects for which our Company is established are unrestricted. We have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

By special resolution, our Company may alter the Memorandum and Articles with respect to any objects, powers or other matters specified in them.

Ordinary Shares

General. Our authorized share capital is US$312,500 divided into 4,900,000,000 Class A Ordinary Shares of par value US$0.0000625 each and 100,000,000 Class B Ordinary Shares of par value US$0.0000625 each. Subject to their respective voting, conversion and transfer provisions described below, the Class A Ordinary Shares and Class B Ordinary Shares carry equal rights and rank pari passu in all respects other than the conversion rights, voting rights and rights of transfer as set out in the Memorandum and Articles. All issued Ordinary Shares are registered shares and are issued when entered in our register of members. The Class A Ordinary Shares are listed on the Nasdaq Capital Market and the Class B Ordinary Shares are not listed or traded on any securities exchange.

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Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors. Our shareholders may also declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our Board may set aside reserves before recommending or declaring dividends. Under Cayman Islands law, dividends may be paid out of profits or the share premium account, provided that the Company remains able to pay its debts as they fall due immediately following the distribution.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings and, unless otherwise required by the Companies Act or the Articles, vote together as a single class. On a show of hands, each member has one vote. On a poll, each Class A Ordinary Share carries one vote and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company. A poll may be demanded by the chairman or by any member or members present in person or by proxy who individually or collectively hold at least 10% of the voting rights of all persons entitled to vote on the resolution. An ordinary resolution requires a simple majority of votes cast, and a special resolution requires not less than two-thirds of votes cast, in each case by members entitled to vote in person or by proxy.

Conversion and Transfer of Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of its holder at any time after issue into one fully paid Class A Ordinary Share, subject to adjustment for specified subdivisions, consolidations and similar recapitalizations. Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity that is not an affiliate of the holder, the transferred Class B Ordinary Shares will automatically and immediately convert into Class A Ordinary Shares on a one-for-one basis upon registration of the transfer in our register of members. A pledge, charge or other security interest over Class B Ordinary Shares does not trigger conversion unless enforced and resulting in registration of the third party or its designee as holder.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company or any other matters set out in the Memorandum and Articles.

There are no limitations on non-residents or foreign shareholders in the Memorandum and Articles on their right to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our Company.

Alternation of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution; (b) consolidate or divide all or any of its share capital into shares of larger amount than its existing shares; (c) convert all or any of its fully paid up shares into stock, and reconvert that stock into fully paid up shares of any denomination; (d) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; and (e) cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or in the case of shares without nominal par value, diminish the number of shares into which its capitals is divided.

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Transfer of Ordinary Shares. Subject to the restrictions set out in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by the applicable stock exchange or approved by our board of directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of the Ordinary Shares until the name of the transferee is entered in our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the ordinary share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	in case of a transfer to joint holders, the number of joint holders is not more than four.

Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of allotment, our Board may, from time to time, make calls on the shareholders in respect of any monies unpaid on their Ordinary Shares including any premium. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid and on the same at the rate fixed by the terms of allotment of the Ordinary Shares or in the notice of the call; or if no rate is fixed, at 10 per cent per annum. If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the Ordinary Shares in respect of which the call is made will be liable to be forfeited. If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Ordinary Share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited Ordinary Share and not paid before such forfeiture). A forfeited Ordinary Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit. A person whose Ordinary Shares have been forfeited shall be removed from the register of members, shall cease to be a shareholder in respect of the forfeited Ordinary Shares and shall surrender the company for cancellation the certificate (if any) for the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the Ordinary Shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount. A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular Ordinary Shares have been forfeited or surrendered on a particular date.

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Redemption of Ordinary Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of share premium account, or out of capital if our Company can, immediately following the date of such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share (including a redeemable shares) for no consideration unless, as a result of the surrender, there would no longer be any issued shares of the company other than shares held as treasury shares..

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our corporate records, except as provided by applicable Cayman Islands law. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized but unissued Ordinary Shares are available for future issuance without shareholder approval and could be used for corporate purposes, including future offerings, acquisitions and employee benefit plans. These provisions could make it more difficult to obtain control of us through a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

·	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any its securities;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director. Without prejudice to the Company’s power to appoint a person to be a director pursuant to the Memorandum and Articles, the board shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board, subject to the total number of directors not exceeding any maximum number fixed by or in accordance with the Memorandum and Articles. Any director so appointed shall, if still a director, automatically retire (unless he has sooner vacated office) at the next or a subsequent annual general meeting after his appointment or upon any specified event or after any specified period and be eligible to stand for election as a director at such meeting. Unless re-appointed or removed from office pursuant to the Memorandum and Articles, each director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, directors will be elected by ordinary resolution. A director may be removed by ordinary resolution. Unless a shareholding qualification for directors is fixed by ordinary resolution, no director shall be required to own shares of the Company as a condition of his appointment.

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)	resigns his office by notice to the Company; or

(iv)	only held office as a director for a fixed term and such term expires; or

(v)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

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From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members who together hold at least ten percent of the votes attaching to the issued and outstanding shares entitled to vote at such general meeting. Such requisition shall (i) be made in writing to the board of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition, (ii) be signed by or on behalf of each requisitioner, (iii) be delivered in accordance with the notice provisions. If within 21 clear days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner within three months after the end of 21 clear days, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

Approval of Corporate Matters by Written Consent. A special resolution of the company must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or by proxy or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of such members of the company as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of the company duly convened and held, and where relevant as a special resolution so passed.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the Directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

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For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, or a nominated officer, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of our Company pursuant to the Data Protection Act (Revised), of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

Our Company is committed to processing personal data in accordance with the DPA. In its use of personal data, our Company will be characterized under the DPA as a ‘data controller’, whilst certain of our Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in our Company, our Company and certain of our Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for our Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

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Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

Our Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between two or more constituent Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represents seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, give notice to require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. The Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that that we shall indemnify our existing or former secretary, officers (including an investment adviser or an administrator or liquidator) and directors (including alternate director) against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such existing or former secretary, directors or officers, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties — a duty to act in what the director bona fide considers to be in the best interests of the company, a duty to avoid fettering his or her discretion in the future, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill, diligence and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried by such director in respect of the company. However, English and Commonwealth courts have moved towards an objective and subjective standard in regard to the required skill and care to commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated articles of association allow our shareholders holding in aggregate not less than 10% of the rights to vote at general meetings to requisition an extraordinary general meeting of our shareholders in writing, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; or (ii) becomes bankrupt or makes any arrangement or composition with his creditors; or (iii) resigns his office by notice to our company; or (iv) only held office as a director for a fixed term and such term expires; or (v) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director or (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

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Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by an order of the courts of the Cayman Islands, or wound up voluntarily by a special resolution of its members, or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our second amended and restated articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of no less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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DESCRIPTION OF OUR WARRANTS

We may issue warrants to purchase our equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

We urge you to read the applicable prospectus supplements and any related free writing prospectuses related to the warrants that we may offer under this prospectus, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

We may issue share purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of Class A Ordinary Shares or other securities registered hereunder at a future date or dates, which we refer to in this prospectus as “share purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and warrants or other securities registered hereunder, which we refer to herein as “share purchase units.” The share purchase contracts may require holders to secure their obligations under the share purchase contracts in a specified manner. The share purchase contracts also may require us to make periodic payments to the holders of the share purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

The share purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the share purchase contracts or share purchase units, will be filed with the SEC in connection with the offering of share purchase contracts or share purchase units. The prospectus supplement relating to a particular issue of share purchase contracts or share purchase units will describe the terms of those share purchase contracts or share purchase units, including the following:

●	if applicable, a discussion of material tax considerations; and

●	any other information we think is important about the share purchase contracts or the share purchase units.

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DESCRIPTION OF OUR UNITS

We may issue units consisting of any combination of the other types of securities offered under this prospectus in one or more series. We may evidence each series of units by unit certificates that we will issue under a separate agreement. We may enter into unit agreements with a unit agent. Each unit agent will be a bank or trust company that we select. We will indicate the name and address of the unit agent in the applicable prospectus supplement relating to a particular series of units.

We urge you to read the applicable prospectus supplement and any related free writing prospectus, as well as the complete unit certificate that contains the terms of the units.

DESCRIPTION OF RIGHTS

We may issue rights to purchase Class A Ordinary Shares that we may offer to our securityholders. The rights may or may not be transferable by the persons purchasing or receiving the rights. In connection with any rights offering, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights that we offer will include specific terms relating to the offering, including, among other matters:

●	the date of determining the securityholders entitled to the rights distribution;

●	the aggregate number of rights issued and the aggregate number of Class A Ordinary Shares purchasable upon exercise of the rights;

●	the exercise price;

●	the conditions to completion of the rights offering;

●	the date on which the right to exercise the rights will commence and the date on which the rights will expire; and

●	applicable tax considerations.

Each right would entitle the holder of the rights to purchase for cash the Class A Ordinary Shares at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than our security holders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

Transfer Agent and Registrar

The transfer agent and branch registrar for our Class A Ordinary Shares, which will maintain our branch register located in the United States, will be VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, NY 11598.

NASDAQ Capital Market Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PASW.”

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PLAN OF DISTRIBUTION

We may sell the securities offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

●	the terms of the offering;

●	the names of any underwriters or agents;

●	the name or names of any managing underwriter or underwriters;

●	the purchase price of the securities;

●	any over-allotment options under which underwriters may purchase additional securities from us;

●	the net proceeds from the sale of the securities;

●	any delayed delivery arrangements;

●	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

●	any initial public offering price;

●	any discounts or concessions allowed or reallowed or paid to dealers;

●	any commissions paid to agents; and

●	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement. If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

We will provide in the applicable prospectus supplement any compensation we will pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers.

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Direct Sales and Sales Through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, other than our Class A Ordinary Shares, all securities we offer under this prospectus will be a new issue and will have no established trading market. We may elect to list offered securities on an exchange or in the over-the-counter market. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

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TAXATION

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

Under Cayman Islands law, payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands, no withholding tax will be required on dividends or capital paid to holders of our Class A Ordinary Shares, and gains derived from disposal of our Class A Ordinary Shares will not be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. Other than potentially applicable stamp duties, no Cayman Islands taxes are likely to be material to us. There are no foreign exchange controls or currency restrictions in the Cayman Islands.

BVI Taxation

Nifty is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. No BVI withholding tax is imposed on dividends paid by Nifty to its shareholder.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenue gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

People’s Republic of China Taxation

New Brand is subject to enterprise income tax on its taxable income under PRC tax laws and accounting standards at a standard rate of 25%. New Brand is also subject to applicable PRC value-added tax on products sold in the PRC.

Dividends paid by New Brand to Multi Ridge are generally subject to a 10% withholding tax under the PRC Enterprise Income Tax Law, unless reduced by an applicable treaty or arrangement and the relevant requirements are satisfied.

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Under the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by New Brand to Multi Ridge may be reduced to 5% if Multi Ridge satisfies the applicable ownership, beneficial ownership, procedural and other requirements. The relevant direct ownership threshold must generally be maintained for the required period before receipt of the dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

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PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

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If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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MATERIAL CONTRACTS

Our material contracts are described in the documents incorporated by reference into this prospectus. See “Incorporation of Documents by Reference” below.

MATERIAL CHANGES

Except as otherwise described in our most recent annual report on Form 20-F, in our Reports on Form 6-K furnished under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since September 30, 2025.

LEGAL MATTERS

The legal matters as to PRC law in connection with this offering and listing will be passed upon for us by ANLI Partners Law Offices, LLP (Tianjin), our PRC counsel. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by BGA Law (Cayman) Limited. Certain other legal matters as to United States federal and New York State law in connection with this offering will be passed upon for us by Loeb & Loeb LLP. Loeb & Loeb LLP may rely ANLI Partners Law Offices, LLP (Tianjin) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the fiscal years ended September 30, 2025 and 2024, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403 .

Change In Registrant’s Certifying Accountant

On August 5, 2026, the Company resolved not to reappoint WWC, P.C. (“WWC”) as our independent accountants. The Company informed WWC of this determination on August 5, 2026, which was effective August 5, 2026.

WWC, P.C. has rendered reports on the Company’s consolidated financial statements since the year ended September 30, 2020. During the fiscal years ended September 30, 2024 and 2025 and up to August 5, 2026, WWC has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. None of the reportable events described under Item 16F(a)(1)(v) of Form 20-F occurred within period of the engagement of WWC.

The Company has engaged Edston Global PAC as its independent registered public accounting firm, effective August 6, 2026.

The decision to engage Edston as the Company’s independent registered public accounting firm was approved by the Board. During the two most recent fiscal years and up to August 6, 2026, the Company had not consulted with Edston regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by Edston, in either case where written or oral advice provided by Edston would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as described under Item 16F(a)(1)(v) of Form 20-F)

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INTERESTS OF EXPERTS AND COUNSEL

No named expert of or counselor to us was employed on a contingent basis, or owns an amount of our shares (or those of our subsidiaries) which is material to that person, or has a material, direct or indirect economic interest in us or that depends on the success of the offering.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. We are a holding company and conduct substantially all of our operations through New Brand, our PRC operating subsidiary, with intermediate holding companies in the BVI and Hong Kong. Substantially all of our assets and a majority of our directors and officers are located outside the United States, principally in mainland China or Hong Kong.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168. Because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us or our directors and officers may be difficult to collect within the United States.

Because our operations and assets are concentrated in China and our directors and officers reside primarily outside the United States, investors may experience difficulty effecting service of process on us or those persons in the United States and enforcing U.S. judgments abroad. PRC counsel has advised that, under the Civil Procedure Law of the People's Republic of China, PRC courts may recognize and enforce foreign judgments pursuant to treaties concluded between China and the country where the judgment is rendered, or on the basis of the principle of reciprocity between different jurisdictions. However, the relevant judicial practice is still evolving, and it remains uncertain whether PRC courts would recognize or enforce U.S. judgments based on U.S. securities laws or entertain original actions based on those laws. Similar uncertainty applies in Hong Kong, where there is no arrangement for reciprocal enforcement of judgments with the United States.

BGA Law (Cayman) Limited  has advised us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. The Cayman Islands courts may nevertheless recognize and enforce a foreign money judgment at common law without re-examining the merits, subject to the requirements set forth below. The Cayman Islands courts are unlikely to enforce a U.S. judgment under the civil liability provisions of U.S. federal securities laws if the judgment is determined to impose penal or punitive obligations..

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final and conclusive;

(d)	is not in respect of taxes, a fine or a penalty or revenue obligations or, in certain circumstances, for in personam non money relief;

(e)	was not obtained by fraud;

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands; and

(g)	Is not inconsistent with a Cayman Islands judgement in respect of the same matter.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document, which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We hereby incorporate by reference into this prospectus the following documents that we have filed with the SEC under the Exchange Act:

●	our Annual Report on Form 20-F (File No. 001-42155) for the fiscal year ended September 30, 2025, filed with the SEC on January 30, 2026;

●	our Interim Unaudited Condensed Consolidated Financial Statements for the six months ended March 31, 2026, as exhibited with our Current Report on Form 6-K filed with the SEC on September 11, 2026;

●	our Current Report on Form 6–K filed with the SEC on February 12, 2026, March 9, 2026, March 19, 2026, May 27, 2026, July 20, 2026, July 22, 2026, August 7, 2026 (except for information contained therein which is furnished rather than filed);

●	the description of our Ordinary Shares in our registration statement on Form 8–A, including any amendments thereto or reports filed for the purpose of updating such description.

●	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

●	any future reports of foreign private issuer on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference into the registration statement of which this prospectus forms a part.

Our annual report contains a description of our business conducted principally through New Brand, our PRC operating subsidiary, and audited consolidated financial statements with reports by our independent auditors. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents incorporated by reference have been modified or superseded. Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus is delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such request should be directed to: Ping An Biomedical Co., Ltd., 22/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong, Tel: +852 3915 2600.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its securities, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at newbrandcashmere.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The financial statements for the fiscal years ended September 30, 2025, 2024 and 2023 are included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on January 30, 2026, which is incorporated by reference into this prospectus.

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Part II — Information Not Required in the Prospectus

Item 8. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s second amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Any underwriting agreement entered into in connection with an offering of securities will also provide for indemnification of us and our officers and directors in certain cases.

Item 9. Exhibits.

(a)	Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

None.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b).

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(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Placement Agency Agreement
2.1***	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1***	Specimen Share Certificate
4.2*	Form of Warrant Agreement and Warrant Certificate
4.3*	Form of Purchase Contracts
4.4*	Form of Share Purchase Unit
4.5*	Form of Unit Agreement and Unit Certificate
4.6*	Form of Rights Agreement and Rights Certificate
5.1**	Opinion of BGA Law (Cayman) Limited as to the validity of the Ordinary Shares
8.1**	Opinion of BGA Law (Cayman) Limited regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
23.1**	Consent of WWC, P.C.
23.2**	Consent of BGA Law (Cayman) Limited (included in Exhibit 5.1)
23.3**	Consent of ANLI Partners Law Offices, LLP (Tianjin)
99.1***	Charter of the Audit Committee
99.2***	Charter of the Compensation Committee
99.3***	Charter of the Nominating and Corporate Governance Committee
99.4***	2025 Share Incentive Plan
107**	Calculation of Registration Fee

*	To be filed, if necessary, after effectiveness of this registration statement by an amendment to the registration statement or incorporated by reference to a Current Report on Form 6-K filed in connection with an underwritten offering of the shares offered hereunder.

**	To be filed by amendment.

***	Previously filed

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on October [*], 2026.

Ping An Biomedical Co., Ltd.

By:
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors, Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairman of the Board of Directors, Director and Chief Executive Officer	October [*], 2026
Pijun Liu	(Principal executive officer)

	Chief Financial Officer	October [*], 2026
Hongli Yang	(Principal financial and accounting officer)

	Independent Director	October [*], 2026
Qingxian Liu

	Independent Director	October [*], 2026
Jifeng Gao

	Independent Director	October [*], 2026
Xianzhi Liu

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ping An Biomedical Co., Ltd., has signed this registration statement in New York, on October [*], 2026.

Authorized U.S. Representative Cogency Global Inc.

By:
	Name:	Colleen A. De Vries
	Title:	Senior Vice-President on behalf of Cogency Global Inc.

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